EXHIBIT 12

Ratio of Earnings to Fixed Charges

	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges:
Ratio	2.44	1.72	1.68	1.75	1.48

Income from continuing operations	$145,969	$65,016	$45,322	$42,241	$27,643
Interest	101,703	89,692	66,718	55,272	55,729

“Earnings”	$247,672	$154,708	$112,040	$97,513	$83,372

Interest	$101,703	$89,692	$66,718	$55,272	$55,729
Capitalized interest	—	—	—	365	768

“Fixed charges”	$101,703	$89,692	$66,718	$55,637	$56,497

Ratio of earnings to combined fixed charges and preferred stock dividends:

Ratio	2.15	1.48	1.36	1.45	1.30

Income from continuing operations	$145,969	$65,016	$45,322	$42,241	$27,643
Interest	101,703	89,692	66,718	55,272	55,729

“Earnings”	$247,672	$154,708	$112,040	$97,513	$83,372

Interest	$101,703	$89,692	$66,718	$55,272	$55,729
Capitalized interest	—	—	—	365	768
Preferred dividends	13,434	15,163	15,622	11,802	7,677

“Combined fixed charges and preferred stock dividends”	$115,137	$104,855	$82,340	$67,439	$64,174